Exhibit (a)(1)(iv)

Offer to Purchase for Cash

up to 15,604,288 Outstanding Shares of Common Stock

of

Foundation Medicine, Inc.

at

$50.00 Net per Share

Pursuant to the Offer to Purchase Dated February 2, 2015

by

Roche Holdings, Inc.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON MONDAY, MARCH 2, 2015, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

February 2, 2015

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Roche Holdings, Inc. (“Purchaser”), a Delaware corporation, to act as the information agent (the “Information Agent”) in connection with Purchaser’s offer to purchase up to 15,604,288 outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Foundation Medicine, Inc., a Delaware corporation (“FMI”), at a purchase price of $50.00 per Share (the “Offer Price”), net to the seller in cash, without interest, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 2, 2015 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) enclosed herewith.

Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

Enclosed herewith for your information and forwarding to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee are copies of the following documents:

1.	The Offer to Purchase.

2.	The related Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients. Facsimile copies of the Letter of Transmittal may be used to tender Shares.

3.	Notice of Guaranteed Delivery to be used to accept the Offer if certificates for Shares and all other required documents cannot be delivered to Citibank, N.A., the depositary for the Offer (the “Depositary”), or if the procedures for book-entry transfer cannot be completed, prior to the expiration of the Offer.

4.	A letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

5.	FMI’s Solicitation/Recommendation Statement on Schedule 14D-9 dated February 2, 2015.

6.	IRS Form W-9 and instructions providing information relating to federal income tax backup withholding.

7.	A return envelope addressed to the Depositary.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON MONDAY, MARCH 2, 2015, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to the Transaction Agreement dated as of January 11, 2015 (the “Transaction Agreement”) between FMI and Purchaser. The Transaction Agreement provides, among other things, that immediately following the acceptance of Shares for payment in the Offer and subject to the satisfaction or waiver of the other conditions set forth in the Transaction Agreement, Purchaser will make a primary investment in FMI of $250 million in cash in exchange for 5,000,000 newly issued Shares (the “Issuance Shares”), at a price of $50.00 per share (the “Issuance” and together with the Offer, the “Investment”), so that, when combined with the Shares acquired pursuant to the Offer and the Shares already owned by Roche Holding Ltd, a Swiss joint-stock corporation, and its subsidiaries (including Purchaser), Purchaser will own at least 52.4%, and up to approximately 56.3%, of the outstanding Shares on a fully diluted basis. The Transaction Agreement is more fully described in Section 13 of the Offer to Purchase.

The FMI board of directors (the “FMI Board”) has duly and unanimously (i) approved the Transaction Agreement and declared the Transaction Agreement, the Offer, the Issuance and the other transactions contemplated by the Transaction Agreement to be advisable and in the best interests of FMI’s stockholders; and (ii) recommended that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

The Offer is conditioned upon, among other things, (i) there being validly tendered in accordance with the terms of the Offer and not validly withdrawn, prior to the expiration of the Offer, a number of Shares (excluding Shares tendered pursuant to Notices of Guaranteed Delivery for which shares have not been delivered) that, when added to the Issuance Shares and the Shares already owned by Roche Holding Ltd, a Swiss joint-stock corporation, and its subsidiaries (including Purchaser), represents at least 52.4% of the outstanding Shares on a fully diluted basis; (ii) the expiration or termination of the waiting period (and any extension thereof) or receipt of clearance under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, or any other applicable law designed or intended to prohibit, restrict, or regulate actions having the purpose or effect of monopolization, restraint of trade or lessening of competition through acquisition or agreement, and in each case, any such waiting period shall not have terminated or expired, or any such notice or approval shall not have been obtained, subject to or conditioned upon (1) any limitation on the ability of Purchaser or any of its affiliates effectively to exercise full rights of ownership of the Shares to be acquired by Purchaser in the Offer or the Issuance, including the right to vote any such Shares on all matters properly presented to FMI’s stockholders or exercise any of its rights under the Investor Rights Agreement, dated as of January 11, 2015, by and among FMI, Purchaser and the other stockholders named as a party thereto (the “Investor Rights Agreement”), or (2) the requirement that Purchaser, FMI or any of their respective affiliates to take any action not required to be taken under the Transaction Agreement; (iii) the receipt of the approval of FMI’s stockholders of (a) the Transaction Agreement and the transactions contemplated thereby (including the Issuance), (b) amendments to FMI’s certificate of incorporation to provide for (A) the declassification of the FMI Board, (B) the waiver of the corporate opportunities doctrine with respect to Purchaser and its affiliates, and (C) permitting directors to be removed, with or without cause, by the affirmative vote of the holders of 75% or more of the voting power of the outstanding Shares and (c) Purchaser’s anti-dilution protection rights under the Investor Rights Agreement (the “Company Stockholder Approval”); (iv) each of the Investor Rights Agreement and the related collaboration agreements between FMI and affiliates of Purchaser entered into in connection with the Transaction Agreement continue in full force and effect; and (v) the approval of the Issuance Shares for listing on the NASDAQ Global Select Market (“NASDAQ”). The Offer is not conditioned upon Purchaser obtaining financing or the funding thereof. These and other conditions to the Offer are described in Sections 15 and 16 of the Offer to Purchase.

Purchaser will not pay any fees or commissions to any broker, dealer or any other person (other than to the Information Agent and the Depositary as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding the enclosed materials to their clients.

Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

In order to take advantage of the Offer, a duly executed and properly completed Letter of Transmittal (or a manually signed facsimile thereof), or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry transfer of Shares, and any other required documents, should be sent to the Depositary, and certificates representing the tendered Shares should be delivered or such Shares should be tendered by book-entry transfer, all in accordance with the instructions contained in the Letter of Transmittal and the Offer to Purchase.

If holders of Shares wish to tender, but it is impracticable for them to forward their certificates or other required documents or to complete the procedures for delivery by book-entry transfer prior to the expiration of the Offer, a tender may be effected by following the guaranteed delivery procedures described in Section 3 of the Offer to Purchase.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

MacKenzie Partners, Inc.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU THE AGENT OF PURCHASER, THE INFORMATION AGENT OR THE DEPOSITARY, OR ANY AFFILIATE OF ANY OF THEM, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

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